LEGAL & COMPLIANCE, LLC

LAURA ANTHONY, ESQUIRE
LAZARUS ROTHSTEIN, ESQUIRE
CHAD FRIEND, ESQUIRE, LL.M.
MICHAEL RASMUSSEN, ESQUIRE

OF COUNSEL:
PETER P. LINDLEY, ESQUIRE, CPA, MBA
STUART REED, ESQUIRE
MARC S. WOOLF, ESQUIRE

WWW.LEGALANDCOMPLIANCE.COM
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DIRECT E-MAIL: LANTHONY@LEGALANDCOMPLIANCE.COM

September 15, 2014

VIA E-Mail

Larry Spirgel
Assistant Director
Securities and Exchange Commission
Washington, D.C. 20549

Re: **Financial Resolutions of America Corp.**
    Offering Statement on Form 1-A
    Filed July 3, 2014, as amended on September 3, 2014
    File No. 024-10406

Dear Mr. Spirgel:

We have filed herewith on behalf of Financial Resolutions of America Corp. (the "Registrant") Amendment No. 2 to the above-referenced Form 1-A. This Amendment No. 2 is marked with a narrative response herein keyed to your comments set forth in your comment letter to Michael Leseney, CEO of the Registrant, dated September 11, 2014. We trust you shall deem this Amendment No. 2 and the contents of this transmittal letter responsive to your comment letter.

General

Comment 1. We note your response to prior comment 2. Please revise your Exhibit 11.1 legal opinion to opine upon the underlying common shares.

Response 1. The Exhibit 11.1 legal opinion has been so revised and included in the Amendment No. 2.

Comment 2. We note your response to prior comment 6. Please revise to explain the meaning of "110% + internal rate of return."

Response 2. An internal rate of return is the interest rate at which an investment generates a return during its useful life taking into account the time value of money. Amendment No. 2 has been revised accordingly.

Lessons Learned by FRAC Management, page 24

Comment 3.   We note your response to prior comment 17. In addition to feasibility, please briefly address management's assessment concerning the probability of realizing $0.95 for each dollar of a judgment portfolio.

> **Response 3.** The above referenced section has been revised in its entirety to read as follows:
>
> "Our team of experienced managers has many years of combined experience enforcing judgments in 14 states. In most instances we have been able to accomplish the assignment, recordation and transfer of the judgments without need of local counsel. Assuming a judgment collection company were able to purchase judgments for enforcement at a cost of $0.05 on the dollar, that company would realize a 95% gross margin on every dollar collected. In management's experience, it is reasonable we will realize such a return. Additionally, management reasonably believes that it too will realize a 95% gross margin for every dollar it collects from a judgment that it has acquired at a cost of $0.05 on the dollar."

Sincerely yours,



Laura E. Anthony,
For the Firm